

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Eiji Nagahara
President and Chief Executive Officer
LEAD REAL ESTATE CO., LTD.
6F, MFPR Shibuya Nanpeidai Building 16-11
Nampeidai-cho, Shibuya-ku
Tokyo, 150-0036, Japan

> **Re: LEAD REAL ESTATE CO., LTD.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 9, 2022**
> **File No. 333-266762**

Dear Mr. Nagahara:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed on September 9, 2022

Dilution, page 38

1.   We note your response to comment 1 and your revised disclosures. It appears your adjusted net tangible book value after the offering as of December 31, 2021 of $22,065,475 does not include the $1,752,346 net tangible book value as of December 31, 2021 prior to the offering. Based on the sum of the $22,065,475 net proceeds disclosed on page 34 and the $1,752,346 net tangible book value as of December 31, 2021 prior to the offering, it appears the adjusted net tangible book value as of December 31, 2021 should be $23,817,821. Please clarify and/or revise accordingly.

You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ying Li, Esq.